Corporate Office, 8 Bath Road, Slough, Berkshire SL1 3SA Tel: 01753 849300 Fax: 01753 849386

03032167

9 September 2003

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

03 SEP 22 AM 7:21

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Substantial shareholders notification – Legal & General
2. Substantial shareholders notification – College Retirement Equities Fund
3. Substantial shareholders notification – Harris Associates
4. Substantial shareholders notification – Capital Group
5. Interim Report and Accounts – 2 copies also enclosed
6. Substantial shareholders notification – Fidelity
7. Notification of interest - Directors

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Group Reporting Accountant

Direct Line 01753 849338
jeremytatham@michaelpage.com

dlw 9/23

Michael Page International plc

Interim Report 2003



Michael Page

INTERNATIONAL

Chairman's Statement

The first six months of 2003 presented difficult trading conditions with weak economic activity in most of our markets, war in Iraq and the outbreak of SARS. Nevertheless I am pleased to report a slightly better than anticipated end to the second quarter and accordingly the results for the six months ended 30 June 2003 are ahead of expectations.

Turnover for the six months ended 30 June 2003 was £180.4m (2002: £197.8m) and revenue (gross profit) was £87.8m (2002: £100.9m). Operating profit was £11.1m (2002: £17.8m), including a net exceptional gain of £0.5m (2002: nil). Profit before tax was £11.6m (2002: £18.0m) and earnings per share were 2.0p (2002: 3.2p).

In the first half of 2003 we continued our strategy of maintaining our market presence whilst at the same time exercising our normal tight control on costs. We started the year with 2,390 staff operating from 107 offices in 16 countries. At 30 June 2003, staff numbers have reduced to 2,279 (2002: 2,440) still operating from the same number of offices and countries.

These challenging market conditions, whilst impacting virtually all elements of the Group's businesses, continue to have a greater effect on permanent rather than temporary recruitment. In the first half of 2003 the mix of the Group's turnover and revenue between permanent and temporary placements was 35:65 (2002: 39:61) and 68:32 respectively (2002: 70:30).

United Kingdom

Turnover of the UK operations was £92.1m (2002: £105.8m), revenue was £43.7m (2002: £51.9m) and operating profit before exceptional items was £6.7m (2002: £10.3m). Revenue from Finance and Accounting was 19% lower than the first half of 2002; Marketing and Sales was 14% lower whilst the other disciplines increased by 2%. The lower finance revenues are a result of reduced activity in more senior finance appointments and continuing weakness in banking and financial services. In our other disciplines, the newer businesses of Human Resources and Engineering continue to develop well, both achieving strong revenue growth. Legal was similar to the first half of 2002 but Technology was lower.

Continental Europe

Turnover of the Continental European operations was £62.1m (2002: £66.3m), revenue was £30.6m (2002: £35.2m) and operating profit was £0.9m (2002: £4.4m). All of our larger Continental European operations continue to experience extremely difficult market conditions, particularly in France, Holland and Germany. Our businesses in Italy, Spain, Switzerland and Portugal have fared better, achieving revenue levels broadly similar to the first half of 2002. The new businesses in Belgium and Sweden, both incurred small trading losses in the first half of the year.

Asia Pacific

Turnover of the Asia Pacific operations increased to £23.7m (2002: £22.6m), revenue was also higher at £11.5m (2002: £11.3m) and operating profit was £3.2m (2002: £3.5m). Our businesses in Australia continue to develop well and gain market share despite tough market conditions. The outbreak of SARS adversely affected our businesses in Hong Kong and Singapore, although not as severely as was first feared. The Tokyo office, which opened two years ago, has progressed well and we intend to further increase our headcount in the second half of this year.

Americas

Turnover was £2.6m (2002: £3.1m), revenue was £1.9m (2002: £2.5m) and we recorded an operating loss of £0.2m (2002: £0.3m). Market conditions in the USA continue to be difficult. However our business is operating to plan and it is our current intention to open a third office in the second half of this year. In Brazil the business has grown significantly. We now employ 40 people and have opened a second office in Rio de Janeiro.

Exceptional Items

In the first six months of 2003 the Group has two exceptional items which give rise to a net exceptional gain of £0.5m.

At the end of 2001, the Group committed to a 20 year lease on 33,000 sq.ft. of offices in London to provide space for future expansion and to accommodate existing businesses whose leases were expiring in 2002 to 2004. Possession of the new offices took place in the first half of 2003 and, given the reductions in headcount, a substantial amount of space is now vacant. In accordance with FRS 12 the Group is making an exceptional charge for vacant property of £3.0m.

On flotation in March 2001, the Group recorded an exceptional charge of £6.0m in respect of employer's social charges on the Restricted Share Scheme. These liabilities, which are dependent upon the price of Michael Page shares, crystallise in March 2004. In these interim results, this liability has been estimated at £2.5m using the share price at 30 June 2003 (110.5p). As a consequence there is an exceptional credit in the first six months of £3.5m. This provision will be recalculated at the year end using the share price at 31 December 2003 and at the end of March 2004 when the shares are distributed.

Taxation

The charge for taxation is based on the expected effective annual tax rate of 38.0% on profit before taxation, exceptional items and amortisation of goodwill (2002: 34.1%). The effective rate has increased principally due to unrelieved tax losses in a number of separate jurisdictions.

As a result of recent changes in UK tax legislation, the Company expects to obtain a deduction for corporation tax purposes when the Restricted Share Scheme vests. Based on the price of Michael Page shares at 30 June 2003, the deduction to UK taxable profits would be approximately £16m which, at the UK corporation tax rate of 30%, would reduce the tax charge in 2004 by £4.8m.

Cash Flow

The Group started the year with net cash of £21.4m. In the first half we generated £7.7m from operations. After tax payments of £4.7m, net capital expenditure of £3.5m and dividends of £8.2m, we ended the period with £13.6m of net cash. Interest income in the first six months was £0.4m (2002: £0.1m) and includes £0.2m of interest on a tax refund.

Dividends

Whilst the Group's profits have declined, our cash position remains strong and the Board has decided to maintain the interim dividend at 1.1p (2002: 1.1p) per share. The interim dividend will be paid on 17 October 2003 to shareholders on the register at 19 September 2003.

Current trading and future prospects

We are continuing to manage the business on the basis that market conditions will remain challenging but stable for the remainder of this year. As a consequence we will maintain our tight control over costs, whilst at the same time, ensuring that the longer-term prospects of the business are protected. We are encouraged by our second quarter revenues but, as we have now entered our seasonally quieter third quarter, it is too early to say whether this is the start of a sustainable improvement and we remain cautious about the short term outlook.

Adrian Montague

18 August 2003

Unaudited Consolidated Profit and Loss Account for the six months ended 30 June 2003

	Note	Six months ended 30 June Before exceptional items 2003 £'000	Exceptional items (Note 3) 2003 £'000	After exceptional items 2003 £'000	Six months ended 30 June 2002 £'000	Year ended 31 December 2002 £'000
Turnover	2	**180,437**	**-**	**180,437**	197,822	383,470
Cost of sales		**(92,665)**	**-**	**(92,665)**	(96,971)	(190,822)
Gross profit	2	**87,772**	**-**	**87,772**	100,851	192,648
Administrative expenses		**(77,149)**	**497**	**(76,652)**	(83,037)	(160,512)
Operating profit		**10,623**	**497**	**11,120**	17,814	32,136
Net interest		**442**	**-**	**442**	137	461
Profit on ordinary activities before taxation	2	**11,065**	**497**	**11,562**	17,951	32,597
Taxation on profit on ordinary activities	4	**(4,223)**	**(149)**	**(4,372)**	(6,137)	(11,443)
Profit on ordinary activities after taxation being profit for the financial period		**6,842**	**348**	**7,190**	11,814	21,154
Equity dividends	5	**(3,938)**	**-**	**(3,938)**	(4,062)	(12,263)
Retained profit for the financial period		**2,904**	**348**	**3,252**	7,752	8,891
Basic earnings per share (pence)	6			**2.0**	3.2	5.8
Diluted earnings per share (pence)	6			**2.0**	3.2	5.8
Adjusted earnings per share (pence)	6			**1.9**	3.2	5.8

Unaudited Consolidated Statement of Total Recognised Gains and Losses

	Six months ended 30 June 2003 £'000	Six months ended 30 June 2002 £'000	Year ended 31 December 2002 £'000
Profit for the financial period	**7,190**	11,814	21,154
Foreign currency translation differences	**2,346**	1,939	1,256
Total recognised gains and losses for the period	**9,536**	13,753	22,410

Unaudited Consolidated Balance Sheet at 30 June 2003

	Note	30 June 2003 £'000	30 June 2002 £'000	31 December 2002 £'000
Fixed assets				
Intangible assets		**1,587**	1,683	1,635
Tangible assets		**24,526**	26,762	23,505
Investments in own shares		**10,000**	10,000	10,000
		36,113	38,445	35,140
Current assets				
Debtors		**75,237**	84,762	70,743
Cash at bank and in hand		**14,680**	21,615	22,040
		89,917	106,377	92,783
Creditors				
Amounts falling due within one year		**(56,075)**	(66,698)	(63,069)
Net current assets		**33,842**	39,679	29,714
Total assets less current liabilities		**69,955**	78,124	64,854
Provisions for liabilities and charges	7	**(5,503)**	(6,000)	(6,000)
Net assets	2	**64,452**	72,124	58,854
Capital and reserves				
Called up share capital		**3,637**	3,750	3,637
Capital contribution reserve		-	306,487	-
Capital redemption reserve		**113**	-	113
Profit and loss account		**60,702**	(238,113)	55,104
Equity shareholders' funds	8	**64,452**	72,124	58,854

Unaudited Consolidated Cash Flow Statement for the six months ended 30 June 2003

	Note	Six months ended 30 June 2003 £'000	Six months ended 30 June 2002 £'000	Year ended 31 December 2002 £'000
Net cash inflow from operating activities	9	**7,730**	17,514	46,657
Returns on investments and servicing of finance		**442**	137	467
Taxation paid		**(4,686)**	(8,440)	(11,537)
Capital expenditure and financial investment		**(3,450)**	(1,251)	(2,536)
Equity dividends paid		**(8,233)**	(8,494)	(12,524)
Net cash (outflow) / inflow before financing		**(8,197)**	(534)	20,527
Financing				
Repayment of loan notes		**-**	-	(5,452)
Purchase of own shares for cancellation		**-**	-	(13,726)
Net cash outflow from financing		**-**	-	(19,178)
(Decrease) / increase in net cash in the period	10	**(8,197)**	(534)	1,349

Notes to the unaudited financial information

1. Basis of accounting

The consolidated interim financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting and financial reporting standards. The accounting policies are the same as those set out in the financial statements of the Group for the year ended 31 December 2002.

The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 13. The comparative figures for the year ended 31 December 2002 have been extracted from the Group's financial statements, a copy of which has been delivered to the Registrar of Companies. The auditors' report on those statements was unqualified and did not include a statement under Section 237 (2) or (3) of the Companies Act 1985. The interim financial information does not constitute statutory accounts as defined under Section 240 of the Companies Act 1985.

2. Segmental analysis

		Six months ended 30 June 2003 £'000	Six months ended 30 June 2002 £'000	Year ended 31 December 2002 £'000
(a) Turnover by geographic region				
United Kingdom		**92,084**	105,790	203,868
Continental Europe		**62,099**	66,348	127,551
Asia Pacific	Australia	**20,247**	18,803	39,187
	Other	**3,414**	3,828	7,503
	Total	**23,661**	22,631	46,690
Americas		**2,593**	3,053	5,361
		180,437	197,822	383,470

	Six months ended 30 June 2003 £'000	Six months ended 30 June 2002 £'000	Year ended 31 December 2002 £'000
(b) Turnover by discipline			
Finance and accounting	**125,119**	144,288	277,818
Marketing and sales	**29,692**	28,251	54,590
Other	**25,626**	25,283	51,062
	180,437	197,822	383,470

Notes to the unaudited financial information (continued)

2. Segmental analysis (continued)

		Six months ended 30 June 2003 £'000	Six months ended 30 June 2002 £'000	Year ended 31 December 2002 £'000
(c) Gross profit by geographic region				
United Kingdom		**43,737**	51,946	99,274
Continental Europe		**30,617**	35,151	66,334
Asia Pacific	Australia	**8,418**	8,010	16,380
	Other	**3,103**	3,286	6,536
	Total	**11,521**	11,296	22,916
Americas		**1,897**	2,458	4,124
		87,772	100,851	192,648

	Six months ended 30 June 2003 £'000	Six months ended 30 June 2002 £'000	Year ended 31 December 2002 £'000
(d) Gross profit by discipline			
Finance and accounting	**55,841**	66,108	126,477
Marketing and sales	**18,738**	20,847	38,740
Other	**13,193**	13,896	27,431
	87,772	100,851	192,648

Notes to the unaudited financial information (continued)

2. Segmental analysis (continued)

		Six months ended 30 June 2003 £'000	Six months ended 30 June 2002 £'000	Year ended 31 December 2002 £'000
(e) Profit before interest, taxation and exceptional items by geographic region				
United Kingdom		**6,727**	10,316	20,487
Continental Europe		**943**	4,370	5,567
Asia Pacific	Australia	**2,902**	2,873	5,796
	Other	**281**	598	1,033
	Total	**3,183**	3,471	6,829
Americas		**(230)**	(343)	(747)
Profit before taxation, interest and exceptional items		**10,623**	17,814	32,136
Exceptional items		**497**	-	-
Profit before interest and taxation		**11,120**	17,814	32,136
Net interest		**442**	137	461
Profit on ordinary activities before taxation		**11,562**	17,951	32,597

		Six months ended 30 June 2003 £'000	Six months ended 30 June 2002 £'000	Year ended 31 December 2002 £'000
(f) Net assets / (liabilities) by geographic region				
United Kingdom		**43,363**	40,351	40,264
Continental Europe		**17,132**	28,716	17,166
Asia Pacific	Australia	**6,364**	3,894	3,825
	Other	**495**	874	340
	Total	**6,859**	4,768	4,165
Americas		**(2,902)**	(1,711)	(2,741)
		64,452	72,124	58,854

Notes to the unaudited financial information (continued)

3. Exceptional items

	Six months ended 30 June 2003 £'000	30 June 2002 £'000	Year ended 31 December 2002 £'000
Release of payroll tax provision on Restricted Share Scheme (a)	3,483	-	-
Property costs (b)	(2,986)	-	-
	497	-	-
Taxation on exceptional items	(149)	-	-
	348	-	-

(a) Release of payroll tax provision on Restricted Share Scheme

The grant of Restricted Shares on flotation in 2001 gave rise to potential National Insurance and social security liabilities. These liabilities were estimated at £6.0m and were charged as an exceptional item in 2001. As these liabilities crystallise in March 2004 when the Restricted Shares vest, these liabilities are now being estimated using the share price at each period end. Using the share price at 30 June 2003 of 110.5p, the required provision is £2.5m and as a consequence, £3.5m has been released from the provision.

(b) Property costs

The property cost provision represents rentals and other unavoidable costs on onerous lease agreements on vacant properties.

4. Taxation

The charge for taxation is based on the expected annual tax rate of 38.0% on profit before taxation, exceptional items, and amortisation of goodwill (2002: 34.1% before amortisation of goodwill).

5. Dividends

An interim dividend of 1.1 pence (2002: 1.1 pence) per ordinary share will be paid on 17 October 2003 to shareholders on the register at the close of business on 19 September 2003.

Notes to the unaudited financial information (continued)

6. Earnings per share

	Basic and diluted EPS	Exceptional items	Adjusted EPS
30 June 2003			
Profit after taxation (£'000)	**7,190**	**(348)**	**6,842**
Average shares ('000)	**357,949**	**-**	**357,949**
Earnings per share (pence)	**2.0**	**-**	**1.9**
30 June 2002			
Profit after taxation (£'000)	11,814	-	11,814
Average shares ('000)	369,286	-	369,286
Earnings per share (pence)	3.2	-	3.2
31 December 2002			
Profit after taxation (£'000)	21,154	-	21,154
Average shares ('000)	366,355	-	366,355
Earnings per share (pence)	5.8	-	5.8

7. Provisions for liabilities and charges

	Six months ended		Year ended
	30 June 2003 £'000	30 June 2002 £'000	31 December 2002 £'000
Payroll tax liability on the Restricted Share Scheme (note 3)	**2,517**	6,000	6,000
Vacant property provision (note 3)	**2,986**	-	-
	5,503	6,000	6,000

Notes to the unaudited financial information (continued)

8. Reconciliation of movements in shareholders' funds

	Six months ended 30 June 2003 £'000	30 June 2002 £'000	Year ended 31 December 2002 £'000
Profit for the financial period	**7,190**	11,814	21,154
Dividends	**(3,938)**	(4,062)	(12,263)
Retained profit for the financial period	**3,252**	7,752	8,891
Foreign currency translation differences	**2,346**	1,939	1,256
	5,598	9,691	10,147
Share buybacks	**-**	-	(13,726)
Opening shareholders' funds	**58,854**	62,433	62,433
Closing shareholders' funds	**64,452**	72,124	58,854

9. Reconciliation of operating profit to net cash inflow from operating activities

	Six months ended 30 June 2003 £'000	30 June 2002 £'000	Year ended 31 December 2002 £'000
Operating profit	**11,120**	17,814	32,136
Depreciation and amortisation charges	**3,578**	3,867	8,067
(Profit)/loss on sale of fixed assets	**(77)**	14	262
(Increase)/decrease in debtors	**(4,056)**	(3,480)	10,349
Decrease in creditors	**(2,835)**	(701)	(4,157)
Net cash inflow from operating activities	**7,730**	17,514	46,657

Notes to the unaudited financial information (continued)

10. Reconciliation of net cash flow to movement in net funds

	Six months ended 30 June 2003 £'000	30 June 2002 £'000	Year ended 31 December 2002 £'000
(Decrease)/increase in cash in the period	**(8,197)**	(534)	1,349
Change in net funds resulting from cash flows	**(8,197)**	(534)	1,349
Decrease in debt financing	**-**	-	5,452
Foreign exchange movements	**418**	424	224
Movements in net funds in period	**(7,779)**	(110)	7,025
Opening net funds	**21,372**	14,347	14,347
Closing net funds	**13,593**	14,237	21,372

11. Analysis of net funds

	At 31 December 2002 £'000	Cash flow £'000	Foreign exchange movements £'000	At 30 June 2003 £'000
Cash at bank and in hand	22,040	(7,748)	388	**14,680**
Bank overdrafts	(668)	(449)	30	**(1,087)**
Total net funds	**21,372**	**(8,197)**	**418**	**13,593**

12. Nature of financial information

The interim financial statements were approved by a committee of the Board of Directors on 18 August 2003.

Copies of this statement of interim results are available from the Company's Registrar - Capita IRG plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, at the Company's registered office - Page House, 39 - 41 Parker Street, London WC2B 5LN, and on the Company's website - www.michaelpage.co.uk.

Independent review report to Michael Page International plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2003 which comprises the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the consolidated balance sheet, the consolidated cash flow statement and the related notes 1 to 12. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

Deloitte & Touche LLP
Chartered Accountants

18 August 2003

Michael Page International plc
Page House
39-41 Parker Street
London WC2B 5LN

t +44 (0)20 7831 2000
f +44 (0)20 7269 2280

www.michaelpage.co.uk

Michael Page
INTERNATIONAL

03 SEP 22 AM 7:21

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	10:03 4 Sep 2003
Number	3825P

RNS Number:3825P
Michael Page International PLC
4 September 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

LEGAL & GENERAL GROUP PLC AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

2,058,369

6) Percentage of issued Class

0.57%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

02/09/2003

11) Date company informed

04/09/2003

12) Total holding following this notification

12,780,166

13) Total percentage holding of issued class following this notification

3.51%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753 849300

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....04/09/2003........

Letter to Michael Page International

Disclosure or Interest in shares Under Section 398

Consequent upon a transfer into management of 2,058,369 shares on the 02 September 2003, Legal & General Group Plc Companies are now the beneficial owners of the following number of shares which are not subject to a concert party and will be registered as follows:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	137,011	
HSBC Global Custody Nominee (UK) Lid A/c 775245	1,587,700	
HSBC Global Custody Nominee (UK) Lid A/c 357206	10,127,555	
HSBC Global Custody Nominee (UK) Ltd A/C 866203	507,800	
HSBC Global Custody Nominees(UK) Ltd A/c 916681	19,100	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	407,000	
	12,780,166	3.51%

Please note that this percentage is based on our understanding that your issued share capital is 363,662,799, which is the figure quoted by Exshare.

Letter from Legal & General Investment Management

END

Company website

Close

◂ Back Next ▸

03 SEP 22 AM 7:21

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:40 3 Sep 2003
Number	3543P

RNS Number:3543P
Michael Page International PLC
3 September 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

COLLEGE RETIREMENT EQUITIES FUND AND AFFILIATED ENTITIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

847 832

6) (0.23%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

28 AUG 03

11) Date company informed

02 SEP 03

12) Total holding following this notification

10 986 192

13) Total percentage holding of issued class following this notification

3.02%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

DAVID WISE
01753 849 335

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....3 SEP 2003.........

Re: U.K. Companies Act of 1985 Disclosure Notice

Pursuant to Part VI of the U.K. Companies Act of 1985 (the "Companies Act"), the College Retirement Equities Fund ("CREF") hereby informs you that on August 28, 2003, the CREF Global Equities Account purchased 847,832 shares of Michael Page International bringing its total holdings in your company to 8,993,406 shares. It is our understanding that there are 363,913,000 shares of Michael Page International outstanding, bringing CREF's ownership in your company to a 2.471% level:

In addition, TIAA-CREF Institutional Mutual Funds (International Equity Fund) owns 1,129,568 shares of your company; TIAA-CREF Mutual Funds (International Equity Fund) owns 732,947, shares of your company; and TIAA-CREF Life Funds (International Equity Fund) owns 130,271 shares of your company. These three funds are all managed by an advisor affiliated with the advisor who manages the CREF funds.

The aggregate holdings of the CREF funds, the TIAA-CREF Institutional Mutual Funds, the TIAA-CREF Mutual Funds, and the TIAA-CREF Life Funds total 10,986,192 shares of your company, or 3.019%.

For your information, CREF, the TIAA-CREF Institutional Mutual Funds, the TIAA-CREF Mutual Funds and the TIAA-CREF Life Funds are all U.S. based SEC registered investment companies. CREF is managed by TIAA-CREF Investment Management, LLC, ("Investment Management"), while the TIAA-CREF Institutional Mutual Funds, the TIAA CREF Mutual Funds and the TIAA-CREF Life Funds are each managed by Teachers Advisors, Inc.'("Teachers Advisors"). Investment Management and Teachers Advisors are affiliated entities, both of which are SEC registered investment advisors.

While it is unclear whether the holdings described above need to be aggregated for reporting purposes under the Companies Act, we traditionary provide issuers with this notice in case such aggregation Is require.

END

Company website

Close

◂Back / Next▸

03 SEP 22 AM 7:21

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:02 27 Aug 2003
Number	0932P

RNS Number:0932P
Michael Page International PLC
27 August 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY
MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST
HARRIS ASSOCIATES L.P AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.
SEE BELOW

5) Number of shares/amount of stock acquired.
N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed
890,000

8) (0.24 %) of issued Class

9) Class of security
ORDINARY SHARES

10) Date of transaction
19/8/03

11) Date company informed
27/8/03

12) Total holding following this notification
50,883,800

13) Total percentage holding of issued class following this notification
13.99%

14) Any additional information
N/A

15) Name of contact and telephone number for queries
JEREMY TATHAM 01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification
27/8/2003

Letter to Michael Page International plc
Dated August 26, 2003

We are writing to notify you pursuant to the Disclosure of Interests in Shares (Amendment) Regulations 1993 (SI 1993 No. 1819) of our interest in investment holdings in the ordinary share capital of Michael Page International plc. Following a sale of 890,000 shares on August 19, 2003, accounts managed by Harris Associates L.P. became the beneficial owners of 50,883,800 shares of Michael Page. This represents 13.99% of the company and an decrease below the 14% substantial shareholder threshold. This is a 28% decrease since our last filing dated March 26, 2003. The following is a breakdown as of August 19, 2003:

Account Name	Shares Owned	% of Company
Oakmark International Fund	24,736,600	6.80%
Harris Int'l LP	5,867,300	1.61%
Oakmark Global Fund	4,815,400	1.32%
BMG Foundation	3,257,300	0.90%
IL Teachers Retirement System	2,430,000	0.67%
Kauffman	1,598,800	0.44%
Asahi Global Fund	1,437,300	0.40%
MetLife Concentrated Int'l	1,232,000	0.34%
Schwab Int'l MarketMasters Fund	1,035,600	0.28%
MMIF Overseas	980,800	0.27%
Wake Forest	518,400	0.14%
Met Investors - Harris Oakmark Intl. Fund	475,000	0.13%
Levi Strauss & Co. US Pension	377,000	0.10%
CDC Oakmark Global Fund	366,900	0.10%
Boise Cascade	344,800	0.09%
Northwestern	330,600	0.09%
Ohio PERS	330,600	0.09%
CDC Nvest Star Int'l	304,400	0.08%
AGF Harmony Fund	281,000	0.08%
Hillview International Fund	164,000	0.05%
	50,883,800	13.99%

Percentages are based on 363,662,799 outstanding shares. All holdings of Michael Page International are for investment purposes only.

Letter from Harris Associates L.P.

The company news service from the London Stock Exchange

END

Company website

Close

◂ Back / Next ▸

03 SEP 22 PM 7:21

Company	Michael Page International PLC
TIDM	MPI
Headline	*Holding(s) in Company*
Released	15:33 8 Aug 2003
Number	4954O

RNS Number:4954O
Michael Page International PLC
8 August 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY
MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST
CAPITAL GROUP OF COMPANIES AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.
SEE BELOW

5) Number of shares/amount of stock acquired.
N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed
3,330,665

8) (0.92 %) of issued Class

9) Class of security
ORDINARY SHARES

10) Date of transaction
6/8/2003

11) Date company informed
8/8/2003

12) Total holding following this notification
10,896,097

13) Total percentage holding of issued class following this notification
2.996

14) Any additional information
N/A

15) Name of contact and telephone number for queries
JEREMY TATHAM 01753 849300

16) Name and signature of authorised company official responsible for making this notification

Date of Notification
8 AUGUST 2003

Letter to Michael Page International plc
Dated 6 August 2003

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (363,662,799 shares outstanding)

Number of shares in which the Companies have an interest:

10,896,097

Name(s) of registered holder(s):

See Schedule B

As of 6 August 2003

Michael Page International plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	10,896,097	2.996%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	1,517,440	0.417%

• Capital International Limited	2,445,249	0.672%
• Capital International S.A.	3,253,208	0.895%
• Capital International, Inc.	70,200	0.019%
• Capital Research and Management Company	3,610,000	0.993%

Schedule A

Schedule of holdings in Michael Page International plc
As of 6 August 2003

Capital Guardian Trust Company

Registered Name		Local Shares
Chase Nominees Limited		1,113,964
Midland Bank plc		123,400
Citibank London		56,100
Nortrust Nominees		201,590
Mellon Nominees (UK) Limited		22,386
	TOTAL	1,517,440

Schedule B

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited	13,600
Bank of New York Nominees	824,400
Northern Trust	124,800
Chase Nominees Limited	638,520
Midland Bank plc	87,100
Bankers Trust	48,700
Barclays Bank	21,500
Morgan Guaranty	118,200
Nortrust Nominees	339,859
Lloyds Bank	32,400
Deutsche Bank AG	131,300
HSBC Bank plc	24,770
Mellon Bank N.A.	35,500
Clydesdale Bank plc	4,600

TOTAL	2,445,249

Schedule B

Capital International S.A.

Registered Name	Local Shares
Bank of New York Nominees	51,600
Chase Nominees Limited	933,537
Credit Suisse London Branch	86,900
Midland Bank plc	91,700
Nortrust Nominees	11,100
Morgan Stanley	12,600
Royal Bank of Scotland	1,367,700
MSS Nominees Limited	47,800
J.P. Morgan	203,900
State Street Bank & Trust Co.	50,600
National Westminster Bank	120,700
Deutsche Bank AG	274,971
TOTAL	3,253,208

Schedule B

Capital International, Inc.

Registered Name	Local Shares
Chase Nominees Limited	36,000
HSBC Bank Plc	34,200
TOTAL	70,200

Schedule B

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited	3,610,000
TOTAL	3,610,000

Schedule B

Letter from The Capital Group Companies, Inc.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company website

Close

◂ Back / Next ▸

Full Text Announcement

03 SEP 22 AM 7:21

Company	Michael Page International PLC
TIDM	MPI
Headline	Doc re. Interim Report
Released	09:19 27 Aug 2003
Number	0585P

RNS Number:0585P
Michael Page International PLC
27 August 2003

Michael Page International plc

Interim Report and Accounts

Copies of the above document have been submitted to the UK Listing Authority and will shortly be available for inspection at:

Document Viewing Facility

The Financial Services Authority

25 the North Colonnade

Canary Wharf

London E14 5HS

END

Company website

03 SEP 22

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	07:00 5 Aug 2003
Number	3038O

RNS Number:3038O
Michael Page International PLC
4 August 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INVESTMENTS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

3,183,194

6) (0.88%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

29/7/03

11) Date company informed

4/8/03

12) Total holding following this notification

25,612,239

13) Total percentage holding of issued class following this notification

7.04%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM 01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 4/8/2003

Amendment #3

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: Michael Page International Plc

2. Notifiable Interest: Ordinary Shares

FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds. (See Schedule A for listing of Registered Shareholders and their holdings.)

B Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3d

82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Schedule A

SECURITY: Michael Page International Plc — Amendment No. 2

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	122,976	FMRCO	HSBC
	6,616,151	FISL	Clydesdale Bank (Head Office) Nominees Limited
	480,362	FPM	HSBC
	976,775	FPM	Chase Nominees Ltd
	278,472	FPM	Northern Trust
	702,158	FPM	Bankers Trust
	102,045	FPM	Citibank
	134,617	FPM	Bank of New York London
	9,775,234	FIL	HSBC Client Holdings Nominee (UK) Limited
	437,682	FIL	Chase Manhattan Bank London
	764,552	FIL	Bank of New York London
	216,716	FIL	Bank of New York Brussels
	647,982	FIL	Northern Trust
	57,867	FIL	State Street Bank & Trust
	1,174,904	FIL	JP Morgan
	712,617	FIL	Nortrust Nominees Ltd
	72,508	FIL	Chase Manhattan Bank London
	187,847	FIL	JP Morgan
	97,625	FIL	State Street Nominees Ltd
	169,383	FIL	Morgan Stanley
	1,883,766	FIL	Chase Nominees Ltd

TOTAL ORDINARY SHARES: 25,612,239

CURRENT OWNERSHIP PERCENTAGE: 7.04%

SHARES IN ISSUE: 363,912,800

Change in holdings
since last filing: +3,183,194 ordinary shares

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY
MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST
THE CAPITAL GROUP OF COMPANIES INC. AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.
SEE BELOW

5) Number of shares/amount of stock acquired.
N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed
6,821,718

8) (1.88%) of issued Class

9) Class of security
ORDINARY SHARES

10) Date of transaction
28/7/03

11) Date company informed
4/8/03

12) Total holding following this notification
14,226,762

13) Total percentage holding of issued class following this notification
3.91%

14) Any additional information
N/A

15) Name of contact and telephone number for queries
JEREMY TATHAM
01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification
4/8/2003

Letter to Michael Page International plc
Dated 29 July 2003

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (363,662,799 shares outstanding)

Number of shares in which the Companies have an interest:

14,226,762

Name(s) of registered holder(s):

See Schedule B

As of 28 July 2003

Michael Page International plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	14,226,762	3.912%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	3,524,040	0.969%
• Capital International Limited	3,278,014	0.901%
• Capital International S.A.	3,683,208	1.013%
• Capital International, Inc.	131,500	0.036%
• Capital Research and Management Company	3,610,000	0.993%

Schedule A

Schedule of holdings in Michael Page International plc
As of 28 July 2003

Capital Guardian Trust Company

Registered Name		Local Shares
Bank of New York Nominees		47,900
Chase Nominees Limited		2,492,564
Midland Bank plc		123,400
Citibank London		56,100
Nortrust Nominees		781,690
Mellon Nominees (UK) Limited		22,386
	TOTAL	3,524,040

Schedule B

Capital International Limited

Registered Name		Local Shares
State Street Nominees Limited		70,900
Bank of New York Nominees		930,900
Northern Trust		124,800
Chase Nominees Limited		871,520
Midland Bank plc		138,400
Bankers Trust		109,400
Barclays Bank		21,500
Morgan Guaranty		138,100
Nortrust Nominees		496,324
Lloyds Bank		32,400
Deutsche Bank AG		208,200
HSBC Bank plc		70,070
Mellon Bank N.A.		35,500
KAS UK		25,400
Clydesdale Bank plc		4,600
	TOTAL	3,278,014

Schedule B

Capital International S.A.

Registered Name	Local Shares
Bank of New York Nominees	51,600
Chase Nominees Limited	1,275,437
Credit Suisse London Branch	86,900
Midland Bank plc	91,700
Nortrust Nominees	11,100
Morgan Stanley	12,600
Royal Bank of Scotland	1,396,300
MSS Nominees Limited	47,800
J.P. Morgan	203,900
State Street Bank & Trust Co.	86,700
National Westminster Bank	120,700
Lloyds Bank	23,500
Deutsche Bank AG	274,971
TOTAL	3,683,208

Schedule B

Capital International, Inc.

Registered Name	Local Shares
Nortrust Nominees	85,100
HSBC Bank Plc	46,400
TOTAL	131,500

Schedule B

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited	3,610,000
TOTAL	3,610,000

Schedule B

Letter from The Capital Group Companies, Inc.

END

Company website

Close

◂ Back / Next ▸

Company	Michael Page International PLC
TIDM	MPI
Headline	Director Shareholding
Released	13:42 24 Jun 2003
Number	7055M

RNS Number:7055M
Michael Page International PLC
24 June 2003

NOTIFICATION OF INTERESTS

The following dealings on 20 June 2003 by the Employee Benefit Trust established by the Company have been notified to the Company. The trust is a discretionary trust for the benefit of employees of Michael Page International plc.

The Employee Benefit Trust purchased 379,520 Michael Page International plc shares at £1.16 per share. The total holding following this notification is 29,052,288 broken down as follows:

23,356,102 shares held for the Restricted Share Scheme
5,696,186 shares held for options granted to employees

The Executive Directors are included as beneficiaries under the trust and are deemed to be interested in those and the dealings thereof for the purposes of Section 324 of the Companies Act 1985. Their increase and individual holdings following this notification are as follows:

	Increase	Total Holding
Terry Benson	91,717	5,644,391 shares
Stephen Burke	50,603	3,114,146 shares
Stephen Ingham	26,883	1,654,390 shares
Stephen Puckett	2,372	145,976 shares
Charles-Henri Dumon	50,603	3,114,146 shares

For and on behalf of Michael Page International plc.

Jeremy Tatham

END